UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Meru Networks, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

59047Q103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 59047Q103	Page 2 of 11 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Management II, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 2,468,941 shares (1)
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 2,468,941 shares (1)
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,468,941 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6% *
(12)	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Clearstone Venture Management II, L.L.C. (the “General Partner”) is the sole general partner of each of (i) Clearstone Venture Partners II-A, L.P., (ii) Clearstone Venture Partners II-B, L.P. and (iii) Clearstone Venture Partners II-C, L.P. (collectively, the “Funds”). The General Partner, through its control of the Funds, has sole voting, investment and dispositive power with respect to the shares held by the Funds.

*	Based upon 18,165,000 shares of common stock of the Company outstanding as of October 26, 2012, as disclosed by the Company on its quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed on November 8, 2012.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 3 of 11 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Management Services, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 77,643 shares (1)
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 77,643 shares (1)
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% *
(12)	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Mr. William Quigley is a director of Meru Networks, Inc (the “Company”). Pursuant to an arrangement with Clearstone Venture Management Services, L.L.C. (“Clearstone Services”), Mr. Quigley is contractually obligated to remit the value of any remuneration received for service as a director of the Company to Clearstone Services. Mr. Quigley holds 50,143 shares of the Company’s common stock and options to purchase 27,500 shares of common stock, exercisable within 60 days (collectively, the “Director Shares”). Clearstone Services disclaims beneficial ownership over all shares held by Clearstone Venture Partners II-A, L.P., Clearstone Venture Partners II-B, L.P. and Clearstone Venture Partners II-C, L.P.

*	Based upon 18,165,000 shares of common stock of the Company outstanding as of October 26, 2012, as disclosed by the Company on its quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed on November 8, 2012.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 4 of 11 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners II-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 2,263,057 shares
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 2,263,057 shares
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,057 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

*	Based upon 18,165,000 shares of common stock of the Company outstanding as of October 26, 2012, as disclosed by the Company on its quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed on November 8, 2012.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 5 of 11 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners II-B, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 76,847 shares
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 76,847 shares
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,847 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

*	Based upon 18,165,000 shares of common stock of the Company outstanding as of October 26, 2012, as disclosed by the Company on its quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed on November 8, 2012.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 6 of 11 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners II-C, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 129,037 shares
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 129,037 shares
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,037 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

*	Based upon 18,165,000 shares of common stock of the Company outstanding as of October 26, 2012, as disclosed by the Company on its quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed on November 8, 2012.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 7 of 11 Pages

Item 1.

(a) Name of Issuer:

Meru Networks, Inc. (the “issuer” or the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

894 Ross Drive

Sunnyvale, California 94089

Item 2.

(a) Name of Person Filing:

This Statement is filed by the following entities (referred to as the “Reporting Persons”):

(i)	Clearstone Venture Management II, L.L.C., the sole general partner of each of Clearstone Venture Partners II-A, L.P., Clearstone Venture Partners II-B, L.P. and Clearstone Venture Partners II-C, L.P.
(ii)	Clearstone Venture Management Services, L.L.C.
(iii)	Clearstone Venture Partners II-A, L.P.
(iv)	Clearstone Venture Partners II-B, L.P.
(v)	Clearstone Venture Partners II-C, L.P.

(b) Address or Principal Business Office or, If None, Residence:

The address for each of the Reporting Persons is:

c/o Clearstone Venture Partners

1351 4th Street, 4th Floor

Santa Monica, CA 90401

(c) Citizenship:

The entities listed in Item 2(a) are organized under the laws of Delaware.

(d) Title of Class of Securities:

Common Stock, $0.0005 par value per share

(e) CUSIP Number:

59047Q103

SCHEDULE 13G

CUSIP No. 59047Q103	Page 8 of 11 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1: See items (5)-(11) of cover sheets hereto.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

SCHEDULE 13G

CUSIP No. 59047Q103	Page 9 of 11 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SCHEDULE 13G

CUSIP No. 59047Q103	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARSTONE VENTURE PARTNERS MANAGEMENT II, L.L.C.

	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	Managing Member

CLEARSTONE VENTURE MANAGEMENT SERVICES, L.L.C.

Dated: February 8, 2013	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	Managing Member

CLEARSTONE VENTURE PARTNERS II-A, L.P.

	By:	Clearstone Venture Partners Management II, L.L.C., its general partner

Dated: February 8, 2013	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	Managing Member

CLEARSTONE VENTURE PARTNERS II-B, L.P.

	By:	Clearstone Venture Partners Management II, L.L.C., its general partner

Dated: February 8, 2013	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	Managing Member

CLEARSTONE VENTURE PARTNERS II-B, L.P.

	By:	Clearstone Venture Partners Management II, L.L.C., its general partner

Dated: February 8, 2013	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	Managing Member

SCHEDULE 13G

CUSIP No. 59047Q103	Page 11 of 11 Pages

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2013

CLEARSTONE VENTURE PARTNERS MANAGEMENT II, L.L.C.

	By:	/s/ William Quigley
		Name:	William Quigley
		Title:	Managing Member

CLEARSTONE VENTURE MANAGEMENT SERVICES, L.L.C.

Dated: February 8, 2013	By:	/s/ William Quigley
		Name:	William Quigley
		Title:	Managing Member

CLEARSTONE VENTURE PARTNERS II-A, L.P.

By: Clearstone Venture Partners Management II, L.L.C., its general partner

Dated: February 8, 2013	By:	/s/ William Quigley
		Name:	William Quigley
		Title:	Managing Member

CLEARSTONE VENTURE PARTNERS II-B, L.P.

By: Clearstone Venture Partners Management II, L.L.C., its general partner

Dated: February 8, 2013	By:	/s/ William Quigley
		Name:	William Quigley
		Title:	Managing Member

CLEARSTONE VENTURE PARTNERS II-B, L.P.

By: Clearstone Venture Partners Management II, L.L.C., its general partner

Dated: February 8, 2013	By:	/s/ William Quigley
		Name:	William Quigley
		Title:	Managing Member